December 28, 2009


Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

      Re:   Touchstone Funds Group Trust
            Post-Effective Amendment No. 50 to Registration Statement on Form
            N-1A
            File Nos. 33-70958 and 811-8104

Dear Mr. Ganley:

      On behalf of Touchstone Funds Group Trust (the "Registrant") and the Focused Equity Fund, we hereby request, pursuant to Rule 461 under the Securities Act of 1933, as amended (the "1933 Act"), that the effectiveness of the Registrant's Post-Effective Amendment to the Registration Statement on Form N-1A be accelerated so that such Post-Effective Amendment will become effective on December 29, 2009.

      In making the above request, the Registrant acknowledges the following:

      o the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have questions regarding this matter, or need any additional information, do not hesitate to call me at 513.878.4066.

Very truly yours,

TOUCHSTONE FUNDS GROUP TRUST

/s/ Jay S. Fitton

Jay S. Fitton
Secretary

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December 28, 2009


Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

      Re:   Touchstone Funds Group Trust
            Post-Effective Amendment No. 50 to Registration Statement on Form
            N-1A
            File Nos. 33-70958 and 811-8104

Dear Mr. Ganley:

      In connection with the above-referenced Post-Effective Amendment No. 50 to the Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "1933 Act"), Touchstone Securities, Inc, the principal underwriter for the Touchstone Funds Group Trust (the "Registrant"), hereby joins in the Registrant's request, on behalf of the Focused Equity Fund, that the effective date of such Post-Effective Amendment be accelerated so that it becomes effective on December 29, 2009.

Very truly yours,

TOUCHSTONE SECURITIES, INC.

/s/ Jill T. McGruder

Jill T. McGruder
Director